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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1. Name and Address of Reporting Person*

Michaels, Jr.                      J.                   Patrick
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   (Last)                           (First)             (Middle)

101 East Kennedy Blvd.              Suite 3300
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                                    (Street)

Tampa                               FL                  33602
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   (City)                           (State)              (Zip)


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2. Issuer Name and Ticker or Trading Symbol

TCI Music, Inc. (TUNE)

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3. IRS or Social Security Number of Reporting Person (Voluntary)

###-##-####
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4. Statement for Month/Year

April 1998
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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [   ]   Director                             [ x ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)



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7. Individual or Joint/Group Filing (Check applicable line)

   [x] Form filed by one Reporting Person
   [ ] Form filed by more than one Reporting Person


================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

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Series A Convertible Preferred Stock   04/03/98      J(1)           251,469       D     (1)                      I     by LP
------------------------------------------------------------------------------------------------------------------------------------
                                       04/03/98      J(1)           251,469       A     (1)                      I     by Company
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                                       04/03/98      J(1)           4,552         D     (1)                      I     by LP
------------------------------------------------------------------------------------------------------------------------------------
                                       04/03/98      J(1)           4,552         A     (1)                      I     by Family LP
------------------------------------------------------------------------------------------------------------------------------------
                                       04/27/98      P(2)            700          A    $21.43(2)                 I     by Trust
------------------------------------------------------------------------------------------------------------------------------------
                                       04/27/98      P(2)          1,750          A    $21.43(2)                 I     by Trust
-----------------------------------------------------------------------------------------------------------------------------------
                                       04/27/98      J(3)        251,469          D    (3)                       I     by Company
------------------------------------------------------------------------------------------------------------------------------------
                                       04/27/98      J(3)        251,469          A    (3)                       I     by Trust
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                    258,929(4)   I     by Trust
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                      5,435(4)   I     by Family LP
------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================


(1) The reporting person is the sole trustee of the J. Patrick Michaels, Jr. Family Trust ("Trust"). The Trust is the sole stockholder of CEA Investors, Inc. ("Company"); Company is the general partner of CEA Investors Partnership II, Ltd., a limited partnership ("LP"). On April 3, 1998, LP distributed to its partners an aggregate of 315,485 shares of Issuer's Series A Convertible Preferred Stock ("Preferred Stock"). Of such 315,485 shares, 251,469 shares were distributed to Company, and 4,552 were distributed to KIM Enterprises, L.P., a family limited partnership ("Family LP") that is a limited partner of LP. Company is the general partner of Family LP. This distribution was a non-sale transaction resulting in changes in the indirect beneficial ownership of Preferred Stock by the reporting person.

(2) These shares were transferred to the Trust as payment in full of a promissory note issued to the reporting person, resulting in a price per share of approximately $21.43.

(3) Company transferred these shares to the Trust as a dividend. This dividend was a non-sale transaction resulting in changes in the indirect beneficial ownership of Preferred Stock by the reporting person.

(4) The reporting person disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.





* If the Form is filed by more than one Reporting Person, see Instruction
  4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    of                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------

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------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

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====================================================================================================================================


Explanation of Responses:


/s/J. Patrick Michaels, Jr.                                 5/8/98
---------------------------------------------            -----------------------
   J. Patrick Michaels, Jr.                                 Date
   **Signature of Reporting Person                             Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.


       Alternatively,   this  Form  is  permitted  to  be  submitted  to  the
       Commission in electronic format at the option of the reporting person pursuant to Rule 101(b)(4) of Regulation S-T.


                                  Page 2 of 2


 (122797DTI)